VIVOPOWER INTERNATIONAL PLC

(incorporated and registered in England and Wales under number 09978410)

NOTICE OF ANNUAL GENERAL MEETING 2025

to be held at 10.00 am (London time) on 15 December 2025 at

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom and

Online at https://meetings.lumiconnect.com/200-095-657-569

Notice of the annual general meeting of VivoPower International PLC to be held at 10.00 am (London time) on 15 December 2025, at Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom and online at https://meetings.lumiconnect.com/200-095-657-569 is set out at Part 2 of this document.

As we consider general meetings to be an important part of our shareholder engagement, we have arranged an electronic facility which gives you the opportunity to participate in this general meeting online, using your smartphone, tablet or computer. The Company will make arrangements such that the legal requirements for the quorum of the meeting will be satisfied through the attendance of a minimum number of shareholders. We invite our shareholders to attend the meeting by virtual means through online attendance at https://meetings.lumiconnect.com/200-095-657-569.

It is important that your shares be represented and voted at the Annual General Meeting. If you cannot attend online and you are a shareholder of record, please vote as soon as possible via the Internet, by telephone or by completing and mailing the proxy card in accordance with the instructions included therein. We would appreciate if you could vote before 13 December 2025, but in any event you must vote, or in the case of mailing the proxy card, return the card so as to arrive, not later than 10.00 am (London time) on 13 December 2025.

You will be able to participate in the annual meeting, vote your shares electronically and submit your questions during the live webcast of the meeting by visiting https://meetings.lumiconnect.com/200-095-657-569 and entering your 16-digit control number or the Transfer Agent issued 11-digit Account Number found on the enclosed voting form. You will be able to vote, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the proxy statement set out in Part 4 of this document for further information about voting your shares.

Part 1

Chairman's Letter
VivoPower International Plc
(incorporated and registered in England and Wales under number 09978410)

21 November 2025

To the holders of VivoPower International Plc Shares

Notice of Annual General Meeting

Dear Shareholder,

I am writing to you with details of our annual general meeting to be held at 10.00 am (London time) on 15 December 2025, at Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom and online at https://meetings.lumiconnect.com/200-095-657-569 (the "**AGM**"). Shareholder attendance at the AGM will be permitted by a virtual meeting format only, via live audio webcast. You will not be able to attend the AGM physically in person and the address is merely used to satisfy requirements of the Company's articles of association. Detailed instructions on how to use the virtual meeting platform are set out on pages 10 to 13 of this document.

Resolutions

The formal notice of the AGM is set out on pages 3 to 5 of this document, which sets out the business to be considered at the meeting, together with explanatory notes to the resolutions on pages 6 to 8 of this document.

Voting at the meeting

At the AGM itself, all resolutions will be put to a vote on a poll. You will be able to vote your shares electronically. Further details on voting are set out in the notes to the notice of AGM on pages 9 to 13 of this document.

Voting by proxy

If you would like to vote on the resolutions but cannot attend the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by using one of the methods set out in the notes to the notice of AGM on pages 9 to 14 of this document. A proxy or voting form is also enclosed with this document to enable you to exercise your voting rights accordingly.

Recommendation

The Board considers the resolutions are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of the resolutions as they intend to do so in respect of their own beneficial holdings which amount in aggregate to 1,198,345 shares representing approximately 7.2% of the existing issued ordinary share capital of the Company (excluding treasury shares).

Yours faithfully,

Kevin Chin
Chairman of the Board of Directors of VivoPower International Plc

Part 2

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of VivoPower International Plc (the "**Company**") will be held at 10.00 am (London time) on 15 December 2025, at Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom and online at https://meetings.lumiconnect.com/200-095-657-569 to consider and, if thought fit, to pass resolutions 1, 2, 3, 4, 5, 6, 9, and 10 as ordinary resolutions and resolutions 7, and 8 as special resolutions.

The board of directors of the Company (the "**Board**") considers that the resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole and, accordingly, the Board recommends voting "For" each of the resolutions.

Resolution 1 – Laying of annual accounts and reports (ordinary resolution)

To approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 30 June 2025 (the "**June 2025 Annual Report**").

Resolution 2 – Directors' remuneration report (ordinary resolution)

To approve the directors' remuneration report for the financial year ended 30 June 2025 as set out in the June 2025 Annual Report (the "**Directors' Remuneration Report**").

Resolution 3 – Re-appointment of auditors (ordinary resolution)

To re-appoint WithumSmith+Brown, PC as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.

Resolution 4 – Remuneration of auditors (ordinary resolution)

To authorise the Company's audit committee to determine the remuneration of the auditors.

Resolution 5 – Extension of the term of Kevin Chin's appointment as director of the Company (ordinary resolution)

To re-elect Kevin Chin (a Class C Director of the Company who stands for re-election in accordance with the Company's articles of association) and approve the extension of the term of appointment of Mr Chin by 3 years, such that the term of such appointment expires at the Company's annual general meeting in 2028.

Resolution 6 – Authority to allot (ordinary resolution)

That the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$116,400,000 provided that this authority shall, unless renewed varied or revoked, expire on 15th December 2030 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or such rights to be granted after such expiry and the directors shall be entitled to allot shares and grant rights pursuant to any such offer or agreement as if this authority had not expired.

Resolution 7 – Disapplication of statutory pre-emption rights (special resolution)

Subject to the passing of Resolution 6, to authorise the directors, in accordance with section 570 of the UK Companies Act 2006, to allot shares pursuant to the authority conferred by resolution 6, as if section 561(1) of the CA 2006 did not apply to any such allotment.

Resolution 8 – Adoption of Dual Class Share Structure and Redesignation of Shares (special resolution)

To approve the adoption of a dual class share structure, whereby:

- the Company shall have two classes of ordinary shares:
    - Class A Ordinary Shares, each carrying one (1) vote per share; and
    - Class B Ordinary Shares, each carrying twenty (20) votes per share;
- the Class B Ordinary Shares shall be convertible into Class A Ordinary Shares on a one-for-one basis in certain circumstances, including upon transfer to a non-Permitted Holder, and shall carry the same economic rights as Class A Ordinary Shares;
- the existing ordinary shares of $0.12 each in the capital of the Company shall be redesignated into Class A or Class B Ordinary Shares, with the independent directors having full discretion to determine which existing shares are to be redesignated as Class B Ordinary Shares.

and that the Company's articles of association be amended and restated in the form made available prior to the meeting and initialled by the Chair for the purposes of identification, to reflect the rights and restrictions of the dual class structure (the "**New Articles**").

Resolution 9 – Approval of an Increase in the Cap for the Omnibus Incentive Plan 2017 (ordinary resolution)

To approve an increase in the maximum aggregate number of Class A ordinary shares that may be issued under the Omnibus Incentive Plan 2017 (the "**OIP**") from ten percent (10%) to fifteen percent (15%) of the Company's issued share capital from time to time.

Resolution 10 – Authorisation to Amend Remuneration Consistent with Market Benchmarks (ordinary resolution)

To authorise the Board of Directors to review and, where appropriate, amend the remuneration of:

- the executive and non-executive directors of the Company; and
- the executive leadership team (including key senior executives as determined by the Board),

including but not limited to base salary, fees, bonus opportunities, long-term incentive plans (LTIPs), benefits, and pension contributions, in line with prevailing market benchmarks, as determined by reference to independent third-party data and analysis of comparable companies within relevant industries and of similar size, complexity, and performance, provided that:

- any such amendments are made in accordance with the Company's Articles of Association, prevailing Directors' Remuneration Policy, applicable laws and regulations, and best practice corporate governance guidelines; and
- any material changes to Board or executive leadership remuneration are clearly and transparently disclosed in the Directors' Remuneration Report presented at the subsequent Annual General Meeting, including the rationale and benchmarking data relied upon.

Such authorisation shall take effect from the date of this resolution and shall remain valid unless and until superseded by a new shareholder-approved remuneration policy.

BY ORDER OF THE BOARD

Directors:

Kevin Chin
William Langdon
Peter Jeavons

Michael Hui

David Mansfield (Chief Financial Officer):

London, 21 November 2025

Registered office:

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

Registered in England and Wales No. 09978410

Part 3

Explanatory Notes to Resolutions

The following pages give an explanation of the proposed resolutions. Resolutions 1, 2, 3, 4, 5, 6, 9, and 10 will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders' votes cast are in favour. Resolutions 7, and 8 will be proposed as special resolutions and will be passed if at least 75% of the shareholders' votes cast are in favour.

Notes to Resolution 1 - Annual Report

Resolution 1 is to receive the accounts and the reports of the directors and the auditors for the financial year ended 30 June 2025. The directors are required to present to the meeting the annual accounts and reports that are contained in the Annual Report, including the strategic report, the directors' report and the auditor's report.

Notes to Resolution 2 – Directors' Remuneration Report

In accordance with The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 of the United Kingdom, the Directors' Remuneration Report contains:

- A statement by Peter Jeavons, chairman of the Company's remuneration committee (the "**RemCom**");
- the annual report on director remuneration, which sets out payments made in the financial year ended 30 June 2025; and
- the directors' remuneration policy in relation to future payments to the directors and former directors.

Resolution 2 is an ordinary resolution to approve, by way of an advisory vote, the Directors' Remuneration Report other than the Directors' Remuneration Policy. Resolution 2 is an advisory vote only and does not affect the actual remuneration paid to any director.

The Company's UK statutory accounts auditors have audited those parts of the Directors' Remuneration Report which are required to be audited and their report can be found in the Annual Report. The Directors' Remuneration Report has been approved by the Board based on the recommendation of the RemCom and signed on its behalf by the Chairman.

Notes to Resolutions 3 and 4 – Re-appointment of auditors and auditors' remuneration

The audit committee has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor of the Company. The audit committee also considers and makes recommendations to the Board, to be put to shareholders for approval at the AGM, in relation to the appointment, re-appointment and removal of the Company's external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an effective and high quality audit to be conducted.

The audit committee annually reviews the audit fee structure and terms of engagement. Fees paid for Company external auditor services for the financial year ended 30 June 2025 were US$250,000.

In addition, the audit committee considers at least once every ten years whether the audit services contract should be put out to tender to enable the audit committee to compare the quality and effectiveness of the services provided by the incumbent auditor with those of other audit firms. Resolution 3, which is recommended by the audit committee, is to confirm the re-appointment of WithumSmith+Brown, PC as the auditors of the Company to hold office until the next annual general meeting.

Resolution 4 is to authorise the audit committee to determine the remuneration of the auditors of the Company and the audit fees.

Note to Resolution 5 – Extension of the term of appointment of one director

Resolution 5 deals with the re-election and extension of the term of appointment as a director of the Company of Kevin Chin by three years. In accordance with the Company's articles of association, if Kevin Chin is re-elected and his term of appointment is extended, as Class C Director and (unless otherwise removed), his term will expire at the annual general meeting of the Company in 2028.

Biography and other relevant information related to Kevin Chin can be found below.

Kevin Chin Biography

Kevin Chin is the founder of Arowana, a leading global B Corporation certified investment group with operating companies across the U.K., U.S., Europe, Asia, the Middle East and Australia, as well as owning other unlisted companies and investments. One of those operating companies is AWN, an Australian unlisted holding company. AWN is a significant shareholder in VivoPower, as well as owning other unlisted companies and investments.

Over his 25-plus year career, Mr. Chin has accumulated extensive experience in “hands on” strategic and operational management, having served as CEO, CFO and COO of various public and private companies across a range of industries, including solar energy, software, traffic management, education, funds management and vocational education. He is the author of the business book HyperTurnaround!, which chronicles the privatization, rapid turnaround and subsequent global scale up of a software company called RuleBurst Haley, culminating in its sale to Oracle.

Mr. Chin has regularly written for Inc.com on topics such as turnarounds and growing pains challenges, and has been interviewed by Entrepreneur.com and other key business publications. He also has significant international experience in private equity, buyouts of public companies, mergers and acquisitions, capital raisings, funds management, accounting, litigation support and valuations, with prior roles at LFG, J.P. Morgan, PwC and Deloitte.

Mr. Chin holds a Bachelor of Commerce degree from the University of New South Wales, where he was one of the inaugural University Co-Op Scholars with the School of Banking and Finance. He is also a qualified Chartered Accountant and a Fellow of FINSIA, where he was a curriculum writer and lecturer in the Master of Applied Finance program. Mr. Chin’s principal place of residence is the United Arab Emirates.

Note to Resolution 6 – Authority to allot (ordinary resolution)

Resolution 6 grants the directors of the Company authority to allot shares and securities convertible into shares as required by the UK Companies Act 2006.

This authority provides the Board with the flexibility to issue equity or equity-linked instruments in support of the Company’s ongoing capital requirements. These may include issuances in connection with working capital arrangements, strategic transactions, or other financing activities deemed to be in the best interests of the Company and its shareholders. The Board also anticipates using this authority to issue shares or warrants in lieu of cash interest payments on loans provided by affiliates and insiders. These loans, including potential working capital facilities, would be provided on an arms-length basis, and the interest rate used to determine the number of shares or warrants to be issued would reflect a market-benchmarked rate applicable at the time.

The Board considers that this approach is in the best interests of the Company and its shareholders as it enables the Company to preserve cash for operations while maintaining access to flexible financing from supportive parties. It also ensures alignment of interests between the Company and its affiliates and insiders.

Note to Resolution 7 – Disapplication of statutory pre-emption (special resolution)

Resolution 7 allows securities issued under the authority granted by Resolution 6 to be issued free from rights to pre-emption that would otherwise apply under the UK Companies Act 2006 to require such securities to first be offered to existing shareholders.

Note to Resolution 8 – Adoption of Dual Class Share Structure and Redesignation of Shares (special resolution)

Resolution 8 deals with the adoption of a dual class share structure through an amendment and restatement of the Company's articles of association. The proposed structure will establish two classes of ordinary shares: Class A Ordinary Shares, each carrying one vote per share, and Class B Ordinary Shares, each carrying twenty votes per share. The Class B Ordinary Shares will be convertible into Class A Ordinary Shares on a one-for-one basis in certain circumstances, including upon transfer to a non-Permitted Holder, and will have the same economic rights as Class A Ordinary Shares. The independent directors will have full discretion to determine which existing shares are to be redesignated as Class B Ordinary Shares.

The introduction of this dual class structure is intended to enable the Company to pursue its long-term strategic goals while maintaining stability and continuity in voting control. This is particularly important as the Company transitions its primary business focus and significantly transforms its operating model. The structure allows key stakeholders and long-term aligned shareholders to retain enhanced voting rights, while ensuring that all shareholders continue to participate equally in the financial and economic outcomes of the business.

The Board believes that this structure strikes an appropriate balance between effective governance and strategic flexibility, and is in line with similar arrangements adopted by other publicly listed companies, including Wise plc, Meta Platforms, and Alphabet Inc. It is designed to support long-term value creation, protect against short-term pressures, and align with the Company's evolving business model and shareholder base.

Note to Resolution 9 – Approval of an Increase in the Cap for the Omnibus Incentive Plan 2017 (ordinary resolution)

Resolution 9 deals with an increase in the cap under the Company's 2017 Omnibus Incentive Plan from 10% to 15% of the Company's issued share capital from time to time. The OIP was originally approved in 2017 and as amended in 2023 to provide equity-based incentives to employees, directors, and consultants of the Company and its subsidiaries.

The Board believes that the proposed increase is in the best interests of the Company, as it will provide greater flexibility to attract, retain and motivate key talent across the business, particularly in light of the Company's evolving operational and strategic requirements.

Note to Resolution 10 - Authorisation to Amend Board Remuneration Consistent with Market Benchmarks (ordinary resolution)

Resolution 10 deals with the Board's authority to review and amend the remuneration of the executive and non-executive directors, along with the executive leadership team (including Executive Directors and other key senior executives as determined by the Board) of the Company, in line with prevailing market benchmarks.

The Board believes that this is in the best interests of the Company, as it will provide greater flexibility to attract, retain and motivate key talent across the business, particularly in light of the Company's evolving operational and strategic requirements. Furthermore, it is noted that directors' salaries have not been increased in the past four years.

Part 4

Proxy statement for the Annual General Meeting of shareholders to be held on 15 December 2025

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("**Proxy Statement**") and enclosed the proxy card ("**Proxy Card**") because the board of directors of VivoPower International Plc (the "**Company**") (the "**Board**") is soliciting your proxy to vote at the annual general meeting of shareholders to be held at 10.00 am (London time) on 15 December 2025, at Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom and online at https://meetings.lumiconnect.com/200-095-657-569 (the "**AGM**").

- *Proxy Statement*: this Proxy Statement summarises information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

- *Proxy Card*: the Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of the AGM, the Proxy Statement and the Proxy Card to our shareholders of record as at 06 November 2025 (the "**Record Date**").
Important Notice Regarding Availability of Proxy Materials for the AGM to be held on 15 December 2025.

A copy of the Company's Notice of the AGM, Proxy Statement and Proxy Card are available at vivopower.com/investors.

Questions and Answers about Voting

1. Why am I receiving these materials?
We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM in a virtual meeting format, via live audio webcast, to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM online to vote your shares. Instead, you may vote via the Internet, by telephone or by simply completing, signing and returning the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 21 November 2025 to all shareholders of record entitled to vote at the AGM online.

2. Who can vote at the AGM?
Only shareholders of record at the close of business on 06 November 2025 will be entitled to vote electronically at the AGM online. At the close of business on the Record Date there were 16,750,245 outstanding ordinary shares of the Company.

Shareholder of Record: Shares Registered in Your Name
If, on the Record Date, your shares were registered directly in your name with the transfer agent, Computershare Investors Services ("**Computershare**"), then you are the shareholder of record. As a shareholder of record, you may vote electronically at the AGM or vote by proxy. Whether or not you plan to attend the AGM online, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Depositary, Broker, Bank or Other Agent
If, on the Record Date, your shares were held in an account at a depositary, brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM online. However, because you are not the shareholder of record, you may not vote your shares electronically at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3. What constitutes a quorum?

For the purposes of the AGM, a quorum is present if at least two members are present. In practice that means that quorum will be present when any two members are in attendance at the AGM by way of https://meetings.lumiconnect.com/200-095-657-569.

4. How do I vote my shares?

If you hold shares in “street name” – you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. If you hold shares in “street name” and wish to vote electronically at the AGM, you must obtain a legal proxy from your depositary, broker, bank or other nominee and provide it to the inspector of election of the AGM.

Please note that voting on all resolutions will be conducted by way of electronic poll. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's articles of association.

If you are a "shareholder of record" – you may appoint a proxy to vote on your behalf using mail by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Computershare, P.O. BOX 43078, Providence, RI, 02940-3078, United States; by 10.00 am (London time) on 13 December 2025.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5. Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the AGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6. How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of the Board.

7. Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the AGM in several ways by:

- mailing a revised Proxy Card dated later than the prior Proxy Card;
- voting electronically at the AGM; or
- notifying David Mansfield, Chief Finance Officer, in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

If you hold shares in "street name" – you may change or revoke your voting instructions by contacting the depositary, broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting electronically at the AGM as described above under "*How do I vote my shares?*" See also "*What if I plan to attend the AGM?*"

8. Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Broadridge Financial Solutions for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Computershare on behalf of all of its clients.

9. How are votes counted?

Votes will be counted by Broadridge Financial Solutions, who will separately count "for" and "against" votes and abstentions. In addition, with respect to the election of directors, Broadridge Financial Solutions will count the number of "withheld" votes received for the nominees. If your shares are held in "street name", you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10. How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Record Date.

11. What if I plan to attend the AGM?

Physical attendance at the AGM is not possible. The address referred to in the notice of AGM in London, United Kingdom will be the place at which the Chair of the AGM will be situated during the meeting and is necessary in order that the Company complies with its articles of association as regards the holding of the AGM.

Online attendance and participation will be limited to shareholders as of the Record Date or if you hold a valid proxy for the meeting. If you are not a shareholder, you may still view the meeting online at https://meetings.lumiconnect.com/200-095-657-569.

If you plan to attend the AGM online, please be aware of what you will need to gain admission, as described below. If you do not comply with the procedures described here for attending the AGM online, you will not be able to participate in the AGM but may view the AGM webcast. Shareholders may participate in the AGM by visiting https://meetings.lumiconnect.com/200-095-657-569; interested persons who were not shareholders as of the close of business on the Record Date may view, but not participate, in the annual meeting via https://meetings.lumiconnect.com/200-095-657-569.

To attend online and participate in the AGM, shareholders of record will need to use their control number or account number for registered holders, on their Proxy Card to log into https://meetings.lumiconnect.com/200-095-657-569.

If you hold shares in "street name" you will not be allowed to vote at the AGM unless you obtain a legal proxy from your depositary, broker, bank or other nominee holding the shares.

12. What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted "for" the matters submitted for approval at the AGM.

13. How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, email, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14. What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please vote via the Internet, by telephone or sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15. What if I have questions during the AGM?
Kevin Chin, VivoPower's Chairman and Chief Executive Officer, will be available to answer questions submitted by shareholders. Shareholders may submit questions for the 2025 AGM after logging in, beginning at 9.30 am (London time) on 15 December 2025. If you wish to submit a question, you may do so by logging into the virtual meeting platform at https://meetings.lumiconnect.com/200-095-657-569, typing your question into the "Ask a Question" field, and clicking "Submit".

Additional information regarding the ability of shareholders to ask questions during the 2025 AGM, related rules of conduct and other materials for the 2025 AGM will be available at https://meetings.lumiconnect.com/200-095-657-569.

Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions then the Chairman will endeavour to accommodate these.

16. May I bring a guest to the AGM?
The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but may view, but not participate, in the AGM via https://meetings.lumiconnect.com/200-095-657-569.

17. As a shareholder, which materials can I require the Company to publish on its website?
Shareholders satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

18. Who is the transfer agent?
As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare.

19. How can I find out the results of the voting at the Meeting?
Voting results will be announced by the filing of a current report on Form 6-K on the U.S. Securities and Exchange Commission's EDGAR system (sec.gov/edgar) and on our website at vivopower.com/investors

20. How do I attend and participate in the virtual Meeting?
Our 2025 AGM will be conducted on the Internet via live audio webcast. You will be able to participate online and submit your questions in advance of the 2025 AGM by visiting https://meetings.lumiconnect.com/200-095-657-569, beginning at 9.30 am (London time) on 15 December 2025. Shareholders will be able to vote their shares electronically during the 2025 AGM.

To participate in the 2025 AGM, you will need the 16-digit control number or the Transfer Agent issued 11-digit Account Number included on your proxy card or your voting instruction form. The 2025 AGM will begin promptly at 10.00 am (London time). We encourage you to access the 2025 AGM prior to the start time. Online access will begin at 9.30 am (London time). Guests may listen to a live audio webcast of the virtual 2025 AGM by visiting https://meetings.lumiconnect.com/200-095-657-569, beginning at 9.30 am (London time), but are not entitled to participate.

The virtual 2025 AGM platform is fully supported across browsers (Microsoft Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong Internet connection wherever they intend to participate in the 2025 AGM. Participants should also allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the 2025 AGM.

Technical support, including related technical support phone numbers, will be available on the virtual meeting platform at https://meetings.lumiconnect.com/200-095-657-569 beginning at 9.30 am (London time) on 15 December 2025 through the conclusion of the 2025 AGM.

21. How do I contact the Company if I have any queries?
You may contact the Company at:

VivoPower International Plc
Blackwell House, Guildhall Yard,
London
EC2V 5AE,
United Kingdom
email: shareholders@vivopower.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.
Telephone Toll Free (In the US/Canada)
1-866 574 5493
Foreign Shareholders (Outside the US)
+1 (781) 575 2304

By Mail:

Computershare
P.O. BOX 43078, Providence, RI, 02940-3078, UNITED STATES

By Overnight Delivery:

Computershare
150 Royall Street, Canton, MA, 02021, UNITED STATES

Shareholder Proposed AGM Resolutions

Pursuant to section 338 of the Companies Act 2006, members of the Company may require the Company to give, to members of the Company entitled to receive notice of the next annual general meeting in 2026, notice of a resolution which may properly be moved and is intended to be moved at the 2026 annual general meeting.

The Company is required to give notice of a resolution once it has received requests that it do so from:

- Members representing at least 5% of the total voting rights of all the members who have a right to vote on the resolution at the annual general meeting to which the requests relate (excluding any voting rights attached to any shares in the Company held as treasury shares), or
- At least 100 members who have a right to vote on the resolution at the annual general meeting to which the requests relate and hold shares in the company on which there has been paid up an average sum, per member, of at least £100.

A request–
- May be in hard copy form or in electronic form,
- Must identify the resolution of which notice is to be given,
- Must be authenticated by the person or persons making it, and
- Must be received by the Company not later than:
    - 6 weeks before the annual general meeting to which the requests relate, or
    - if later, the time at which notice is given of that meeting.

Pursuant to article 78(b) of the Company's current articles of association, any shareholder intending to appoint or reappoint a Director at an annual general meeting of shareholders may do so by giving, within the timing required in the mentioned article, notice executed by a member qualified to vote on the appointment or reappointment to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

Any such notice or resolution should be sent to VivoPower International Plc, Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom (or its then registered office), and, to the extent applicable, must include the information required by the Company's articles of association and the Companies Act 2006.